SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SAVVIS, Inc.
(Name of Subject Company (issuer))
SAVVIS, Inc.
(Names of Filing Person (offeror))
3.0% Convertible Senior Notes due May 15, 2012
(Title of Class of Securities)
805423AA8
(CUSIP Number of Class of Securities)
Gregory W. Freiberg
Senior Vice President, Chief Financial Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, Missouri 63017
(314) 628-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:

Denis P. McCusker
Bryan Cave LLP
211 N. Broadway, Suite 3600
St. Louis, MO 63108
(314) 259-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$341,550,000	$24,352.52

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $345,000,000 aggregate principal amount of the outstanding 3.0% Convertible Senior Notes due May 15, 2012, for an amount in cash equal to 99% of the principal amount of the Notes.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00007130.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by SAVVIS, Inc., a Delaware corporation (“Savvis” or the “Company”), to purchase any and all of its outstanding 3.0% Convertible Senior Notes due May 15, 2012 (the “Notes”) for an amount in cash equal to $990 per $1,000 principal amount of the Notes validly tendered and accepted for purchase plus accrued and unpaid interest thereon up to, but not including, the date of purchase. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).
     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under “Important Information” and “Summary” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. This is an issuer tender offer made by the filing person and subject company, SAVVIS, Inc., a Delaware corporation, with its principal executive offices at 1 SAVVIS Parkway, Town and Country, Missouri 63017; telephone number (314) 628-7000.
     (b) Securities. The subject class of securities is the Company’s 3.0% Convertible Senior Notes due May 15, 2012, of which $345,000,000 aggregate principal amount was outstanding as of June 30, 2010.
     (c) Trading Market and Price. The information set forth under “Market Price Information” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     The filing person is the Company. The business address and business telephone number of the Company and of each of the persons listed below is 1 SAVVIS Parkway, Town and Country, Missouri 63017; telephone number (314) 628-7000. None of the following individuals own any of the Notes, nor has any such individual participated in any transaction involving the Notes in the last 60 days.

Name	Position
James E. Ousley	Chairman of the Board and Chief Executive Officer
Bryan S. Doerr	Chief Technology Officer
William D. Fathers	Senior Vice President, Global Sales and Marketing
Gregory W. Freiberg	Senior Vice President, Chief Financial Officer
James D. Mori	Senior Vice President, U.S. Sales
Thomas T. Riley	Senior Vice President, Managing Director — International
Jeffrey H. Von Deylen	Senior Vice President, Global Operations and Client Services

Name	Position
John D. Clark	Director
Clyde A. Heintzelman	Director
Thomas E. McInerney	Director
David C. Peterschmidt	Director
James P. Pellow	Director
Mercedes A. Walton	Director
Patrick J. Welsh	Director
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer to Purchase under “Important Information”, “SAVVIS, Inc.”, “Available Information and Incorporation of Documents by Reference”, “Forward-Looking Statements”, “Description of the Notes”, “Purpose of the Tender Offer”, “Certain Significant Consequences”, “The Tender Offer”, “Certain U.S. Federal Income Tax Considerations”, “Interests of Directors and Officers”, “Market Price Information”, “Summary Financial Information” and “Schedule I” is incorporated herein by reference.
     (b) Purchases. No member of the Company’s board of directors, Company officer or Company affiliate is eligible to participate in the tender offer. The information set forth in the Offer to Purchase under “Interests of Directors and Officers” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the Offer to Purchase under “Interests of Directors and Officers” and in Item 12(d) below is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer to Purchase under “Purpose of the Tender Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Purpose of the Tender Offer” is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Purchase under “The Tender Offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the Offer to Purchase under “The Tender Offer” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in Item 3 above is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the Offer to Purchase under “Persons Employed in Connection with the Tender Offer” is incorporated herein by reference.

Item 10. Financial Statements.
     (a) Financial Information. The information set forth in (i) Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, (ii) Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and (iii) the Offer to Purchase under “Summary Financial Information” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     The information set forth in the Offer to Purchase under “Miscellaneous” is incorporated herein by reference.
Item 12. Exhibits.
     The Exhibit Index attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2010

SAVVIS, INC.
By:	/s/ Gregory W. Freiberg
	Name:	Gregory W. Freiberg
	Title:	Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated July 1, 2010.

(a)(1)(ii)	Form of Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)(i)	Press Release, dated July 1, 2010.

(d)(1)	Indenture, dated as of May 9, 2007, between SAVVIS, Inc. and The Bank of New York (now known as Bank of New York Mellon), as trustee, including the Form of Global Note attached as Exhibit A thereto (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on May 10, 2007).

(d)(2)	1999 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K, filed on April 17, 2001).

(d)(3)	Amendment No. 1 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002).

(d)(4)	Amendment No. 2 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002).

(d)(5)	Amendment No. 3 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002).

(d)(6)	Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 5, 2006).

(d)(7)	Amendment No. 1 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K, filed on February 26, 2007).

(d)(8)	Amendment No. 2 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 15, 2007).

(d)(9)	Amendment No. 3 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on July 31, 2007).

(d)(10)	Amendment No. 4 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 22, 2009).

(d)(11)	Amendment No. 5 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 22, 2009).

(d)(12)	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed October 30, 2003).

(d)(13)	The description of our common stock, incorporated by reference to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on February 8, 2000, including any amendments or reports filed for the purpose of updating such description.

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